Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: August 14, 2026

MADISON DEARBORN PARTNERS, LLC

By: /s/ Katherine M. Bryan
Name: Katherine M. Bryan
Title: Director, Associate General Counsel and Chief Compliance Officer

MADISON DEARBORN CAPITAL PARTNERS VII-B, L.P.

By: Madison Dearborn Partners VII-B, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By: /s/ Katherine M. Bryan
Name: Katherine M. Bryan
Title: Director, Associate General Counsel and Chief Compliance Officer

MADISON DEARBORN CAPITAL PARTNERS VII EXECUTIVE-B, L.P.

By: Madison Dearborn Partners VII-B, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By: /s/ Katherine M. Bryan
Name: Katherine M. Bryan
Title: Director, Associate General Counsel and Chief Compliance Officer

MADISON DEARBORN CAPITAL PARTNERS VII-C, L.P.

By: Madison Dearborn Partners VII-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By: /s/ Katherine M. Bryan

Name: Katherine M. Bryan
Title: Director, Associate General Counsel and Chief Compliance Officer